UNITED STATES
       SECURITIES AND EXCHANGE COMMISSION
        Washington, DC  20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

PRIMEENERGY CORPORATION

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.10

(Title of Class of Securities)

74l58El04

(CUSIP Number)

Ben I. Adler, Esq.
Goldman, Sachs & Co.
One New York Plaza
New York, New York 10004
(212) 902-1000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 27, 2008

(Date of Event which Requires Filing of this Statement)

If the Reporting Person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [x]

13D
CUSIP No. 74158E104

1	NAMES OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only) The Goldman Sachs Group, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF (Please see Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 628,520
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 628,520
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 628,520
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.7%
14	TYPE OF REPORTING PERSON (See Instructions) HC – CO

13D
CUSIP No. 74158E104

1	NAMES OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only) Goldman, Sachs & Co.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF; WC (Please see Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ X ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 628,520
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 628,520
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 628,520
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.7%
14	TYPE OF REPORTING PERSON (See Instructions) BD-PN-IA

13D
CUSIP No. 74158E104

1	NAMES OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only) GS Capital Partners V Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF (Please see Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 175,521
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 175,521
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 175,521
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.8%
14	TYPE OF REPORTING PERSON (See Instructions) PN

13D
CUSIP No. 74158E104

1	NAMES OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only) GS Capital Partners V Offshore Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF (Please see Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 90,660
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 90,660
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 90,660
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.0%
14	TYPE OF REPORTING PERSON (See Instructions) PN

13D
CUSIP No. 74158E104

1	NAMES OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only) GS Capital Partners V Institutional, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF (Please see Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 60,170
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 60,170
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 60,170
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.0%
14	TYPE OF REPORTING PERSON (See Instructions) PN

13D
CUSIP No. 74158E104

1	NAMES OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only) GS Capital Partners V GmbH & Co. KG.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF (Please see Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Germany
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 6,983
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 6,983
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,983
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.2%
14	TYPE OF REPORTING PERSON (See Instructions) PN

13D
CUSIP No. 74158E104

1	NAMES OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only) GSCP V Advisors, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF (Please see Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 175,521
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 175,521
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 175,521
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.8%
14	TYPE OF REPORTING PERSON (See Instructions) OO

13D
CUSIP No. 74158E104

1	NAMES OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only) GS Advisors V, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF (Please see Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 67,153
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 67,153
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 67,153
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.2%
14	TYPE OF REPORTING PERSON (See Instructions) OO

13D
CUSIP No. 74158E104

1	NAMES OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only) GSCP V Offshore Advisors, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF (Please see Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 90,660
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 90,660
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 90,660
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.0%
14	TYPE OF REPORTING PERSON (See Instructions) OO

.

13D
CUSIP No. 74158E104

1	NAMES OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only) Goldman, Sachs Management GP GmbH
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF (Please see Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Germany
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 11,785
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 11,785
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,785
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.4%
14	TYPE OF REPORTING PERSON (See Instructions) CO

13D
CUSIP No. 74158E104

1	NAMES OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only) GS Capital Partners VI Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF (Please see Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 135,491
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 135,491
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 135,491
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.5%
14	TYPE OF REPORTING PERSON (See Instructions) PN

13D
CUSIP No. 74158E104

1	NAMES OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only) GS Capital Partners VI Offshore Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF (Please see Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 112,670
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 112,670
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 112,670
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.7%
14	TYPE OF REPORTING PERSON (See Instructions) PN

13D
CUSIP No. 74158E104

1	NAMES OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only) GS Capital Partners VI Parallel, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF (Please see Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 37,224
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 37,224
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 37,224
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.2%
14	TYPE OF REPORTING PERSON (See Instructions) PN

13D
CUSIP No. 74158E104

1	NAMES OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only) GS Capital Partners VI GmbH & Co. KG
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF (Please see Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Germany
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,801
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,801
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,801
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.2%
14	TYPE OF REPORTING PERSON (See Instructions) PN

13D
CUSIP No. 74158E104

1	NAMES OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only) GSCP VI Advisors, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF (Please see Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 135,491
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 135,491
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 135,491
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.5%
14	TYPE OF REPORTING PERSON (See Instructions) OO

.

13D
CUSIP No. 74158E104

1	NAMES OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only) GSCP VI Offshore Advisors, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF (Please see Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 112,670
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 112,670
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 112,670
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.7%
14	TYPE OF REPORTING PERSON (See Instructions) OO

.

13D
CUSIP No. 74158E104

1	NAMES OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only) GS Advisors VI, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF (Please see Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 42,025
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 42,025
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 42,025
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.4%
14	TYPE OF REPORTING PERSON (See Instructions) OO

13D
CUSIP No. 74158E104

1	NAMES OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only) PVF Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF (Please see Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 623,521
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 623,521
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 623,521
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.5%
14	TYPE OF REPORTING PERSON (See Instructions) OO

13D
CUSIP No. 74158E104

1	NAMES OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only) McJunkin Red Man Holding Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF (Please see Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 623,521
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 623,521
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 623,521
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.5%
14	TYPE OF REPORTING PERSON (See Instructions) CO

CUSIP No. 74158E104

ITEM 1.  SECURITY AND ISSUER.

       This statement on Schedule 13D (this “Schedule 13D”) relates to the shares of common stock, par value $0.10 per share (the “Common Stock”), of PrimeEnergy Corporation, formerly, K.R.M. Petroleum Corporation, a Delaware corporation (the “Company”). The principal executive offices of the Company are at One Landmark Square, Stamford, CT 06901.

ITEM 2.  IDENTITY AND BACKGROUND.

         This Schedule 13D is being filed by The Goldman Sachs Group, Inc. (“GS Group”), Goldman, Sachs & Co. (“Goldman Sachs”), GSCP V Advisors, L.L.C. (“GSCP V Advisors”), GSCP V Offshore Advisors, L.L.C. (“GSCP V Offshore Advisors”), GS Advisors V, L.L.C. (“GS Advisors V”), GSCP VI Advisors, L.L.C.  (“GSCP VI Advisors”), GSCP VI Offshore Advisors, L.L.C.  (“GSCP VI Offshore Advisors”), GS Advisors VI, L.L.C.  (“GS Advisors VI”), Goldman, Sachs Management GP GmbH (“GS GmbH”), GS Capital Partners V Fund, L.P. (“GS Capital V”), GS Capital Partners V Offshore Fund, L.P. (“GS V Offshore”), GS Capital Partners V GmbH & Co. KG (“GS Germany V”), GS Capital Partners V Institutional, L.P. (“GS V Institutional”), GS Capital Partners VI Fund, L.P. (“GS Capital VI”), GS Capital Partners VI Offshore Fund, L.P. (“GS VI Offshore”), GS Capital Partners VI GmbH & Co. KG (“GS Germany VI”), GS Capital Partners VI Parallel, L.P. (“GS VI Parallel” and, together with GS Capital V, GS V Offshore, GS Germany V, GS V Institutional, GS Capital VI, GS VI Offshore and GS Germany VI, the “Funds”), PVF Holdings LLC (formerly, McJ Holding LLC) and McJunkin Red Man Holding Corporation (formerly, McJ Holding Corporation) (GS Group, Goldman Sachs, GSCP Advisors, GSCP Offshore Advisors, GS Advisors, GS GmbH, the Funds, PVF Holdings LLC and McJunkin Red Man Holding Corporation collectively, the “Reporting Persons”).(1)

GS Group is a Delaware corporation and a bank holding company that (directly or indirectly through subsidiaries or affiliated companies or both) is a leading global investment banking, securities and investment management firm. Goldman Sachs, a New York limited partnership, is a member of the New York Stock Exchange and other national exchanges. Goldman Sachs also serves as the manager for GSCP V Advisors, GSCP V Offshore Advisors, GS Advisors V, GSCP VI Advisors, GSCP VI Offshore Advisors and GS Advisors VI and the investment manager for GS Capital V, GS V Offshore, GS Germany V, GS V Institutional, GS Capital VI, GS VI Offshore, GS Germany VI and GS VI Parallel. Goldman Sachs is wholly owned, directly and indirectly, by GS Group. GSCP V Advisors, a Delaware limited liability company, is the sole general partner of GS Capital V. GSCP V Offshore Advisors, a Delaware limited liability company, is the sole general partner of GS V Offshore. GS Advisors V, a Delaware limited liability company, is the sole managing limited partner of GS Germany V and the sole general partner of GS V Institutional. GS GmbH, a German company with limited liability, is the general partner of GS Germany V and GS Germany VI. GSCP VI Advisors, a Delaware limited liability company, is the sole general partner of GS Capital VI. GSCP VI Offshore Advisors, a Delaware limited liability company, is the sole general partner of GS VI Offshore. GS Advisors VI, a Delaware limited liability company, is the sole managing limited partner of GS Germany VI and the sole general partner of GS VI Parallel. Each of GS Capital V, a Delaware limited partnership, GS V Offshore, a Cayman Islands exempted limited partnership, GS Germany V, a German limited partnership, and GS V Institutional, a Delaware limited partnership, GS Capital VI, a Delaware limited partnership, GS VI Offshore, a Cayman Islands exempted limited partnership, GS Germany VI, a German limited partnership, and GS VI Parallel, a Delaware limited partnership, was formed for the purpose of investing in equity, equity-related and similar securities or instruments, including debt or other securities or instruments with equity-like returns or an equity component. GS Capital V, GS V Offshore, GS V Institutional, GS Germany V, GS Capital VI, GS VI Offshore, GS VI Parallel and GS Germany VI are members of PVF Holdings LLC.  PVF Holdings LLC is the direct parent entity of McJunkin Red Man Holding Corporation. The principal address for each of GS Group, Goldman Sachs, GSCP V Advisors, GSCP V Offshore Advisors, GS Advisors V, GSCP VI Advisors, GSCP VI Offshore Advisors, GS Advisors VI,  GS Capital V, GS V Offshore, GS Germany V, GS V Institutional, GS Capital VI, GS VI Offshore, and GS VI Parallel is 85 Broad Street, New York, NY 10004.  The principal address for GS GmbH and GS Germany VI is Messeturm, Friedrich-Ebert-Anlage 49, 60323, Frankfurt/Main, Germany.  The principal address for PVF Holdings LLC and McJunkin Red Man Holding Corporation is 2 Houston Center, 909 Fannin, Suite 3100, Houston, Texas, 77010-1011.

The name, business address, present principal occupation or employment and citizenship of each director of GS Group are set forth in Schedule I hereto and are incorporated herein by reference. The name, business address, present principal occupation or employment and citizenship of each executive officer of GSCP V Advisors are set forth in Schedule II-A hereto and are incorporated herein by reference. The name, business address, present principal occupation or employment and citizenship of each executive officer of GSCP V Offshore Advisors are set forth in Schedule II-B hereto and are incorporated herein by reference. The name, business address, present principal occupation or employment and citizenship of each executive officer of GS Advisors V are set forth in Schedule II-C hereto and are incorporated herein by reference. The name, business address, present principal occupation or employment and citizenship of each executive officer of GSCP VI Advisors are set forth in Schedule II-D hereto and are incorporated herein by reference. The name, business address, present principal occupation or employment and citizenship of each executive officer of GSCP VI Offshore Advisors are set forth in Schedule II-E hereto and are incorporated herein by reference. The name, business address, present principal occupation or employment and citizenship of each executive officer of GS Advisors VI are set forth in Schedule II-F hereto and are incorporated herein by reference. The name, business address, present principal occupation or employment and citizenship of each executive officer of GS GmbH are set forth in Schedule II-G hereto and are incorporated herein by reference. The name, business address, present principal occupation or employment and citizenship of each member of the Principal Investment Area Investment Committee of Goldman Sachs, which is responsible for making all investment decisions for each of GSCP V Advisors, GSCP V Offshore Advisors, GS Advisors V, GSCP VI Advisors, GSCP VI Offshore Advisors and GS Advisors VI on behalf of Goldman Sachs, are set forth in Schedule II-H hereto and are incorporated herein by reference. The name, business address, present principal occupation or employment and citizenship of each director and executive officer of McJunkin Red Man Holding Corporation are set forth in Schedule II-I hereto and are incorporated herein by reference.

During the last five years, none of the Reporting Persons nor, to the knowledge of each of the Reporting Persons, any of the persons listed on Schedules I, II-A, II-B, II-C, II-D, II-E, II-F, II-G, II-H or II-I hereto, (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) except as set forth on Schedule III hereto, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

The Reporting Persons have entered into a Joint Filing Agreement, dated June 1, 2009, a copy of which is attached as Exhibit 1 hereto.

________________________________
(1)  Neither the present filing nor anything contained herein shall be construed as an admission that any Reporting Person constitutes a “person” for any purpose other than for compliance with Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The Reporting Persons have been advised by McJunkin Red Man Corporation (“McJunkin Red Man”), a wholly owned subsidiary of McJunkin Red Man Holding Corporation, that McJunkin Red Man purchased 1,127,221 shares of Common Stock on September 10, 1984 in a privately negotiated transaction. The Reporting Persons have also been advised that the funds used for the acquisition of the shares of Common Stock were obtained from McJunkin Red Man’s then existing lines of credit with banks.  The Reporting Persons have been advised that McJunkin Red Man utilized credit available under lines of credit with the following banks: Morgan Guaranty Trust Company, Chase Manhattan Bank, Pittsburgh National Bank, Charleston National Bank, North Carolina National Bank, Canadian Imperial Bank of Commerce, Bank of Dunbar and National Bank of Commerce. The Reporting Persons have been advised that at the time of such purchase of the shares of Common Stock, such shares represented approximately 49.99% of the issued and outstanding shares of Common Stock and that, from time to time after the acquisition of the shares of Common Stock, McJunkin Red Man sold an aggregate of 503,700 shares of Common Stock.

The funds for shares of Common Stock acquired in ordinary course trading activities by Goldman Sachs or another wholly-owned broker or dealer subsidiary of GS Group and reported as beneficially owned in this Schedule 13D came from the working capital of Goldman Sachs or such other subsidiary.

None of the individuals listed on Schedules I, II-A, II-B, II-C, II-D, II-E, II-F, II-G, II-H or II-I hereto has contributed any funds or other consideration towards the purchase of any Common Stock except insofar as they may have equity interests in any of the Reporting Persons and have made capital contributions to any of the Reporting Persons, as the case may be.

 ITEM 4.  PURPOSE OF TRANSACTION

The Reporting Persons have been advised by McJunkin Red Man that the original purpose of the purchase of the shares of Common Stock by McJunkin Red Man was to acquire an equity position in the Company which could have permitted McJunkin Red Man to seek to control the Company and that McJunkin Red Man never sought to seek to control the Company.

On January 31, 2007, McJunkin Red Man was acquired by affiliates of GS Group pursuant to an Agreement and Plan of Merger among McJunkin Red Man, McJunkin Red Man Holding Corporation and Hg Acquisition Corp. (as amended, the “Merger Agreement”). The Reporting Persons have been advised by McJunkin Red Man that, pursuant to the Merger Agreement, McJunkin Red Man has agreed to sell the 623,521 shares of Common Stock reported in this Schedule 13D and beneficially owned by McJunkin Red Man (the “Shares”) and remit an amount equal to 95% of the net proceeds of such sale less 40% of the taxable gain therefrom to those persons listed on Schedule IV hereto who were the record holders of shares of McJunkin Red Man immediately prior to the consummation of the merger.  The Reporting Persons have also been advised by McJunkin Red Man that, in accordance with its obligations under the Merger Agreement, McJunkin Red Man is exploring a potential sale of the Shares in privately negotiated transactions.  There can be no assurance that such a sale of all or any portion of the Shares will take place.

According to the Company’s public filings with the Securities and Exchange Commission, since 1993, the Company has been engaged in a stock repurchase program pursuant to which it has, from time to time, repurchased outstanding shares of Common Stock. As a result of repurchases made pursuant to such repurchase program, the aggregate number of outstanding shares of Common Stock has been reduced and McJunkin Red Man may be deemed to beneficially own in excess of 20% of the outstanding shares of Common Stock.  Accordingly, certain of the Reporting Persons may also be deemed to beneficially own 20% or more of the outstanding shares of Common Stock, and therefore the Reporting Persons are no longer entitled to report its ownership of shares of Common Stock on a Schedule 13G.

McJunkin Red Man has advised the Reporting Persons that except as set forth above, it does not have any present plans or proposals that would relate to, or result in, any of the matters set forth in subparagraphs (a) – (j) of Item 4 of Schedule 13D. Except as described in this Schedule 13D, the Reporting  Persons currently have no plans or proposals that would relate to, or result in, any of the matters set forth in subparagraphs (a) – (j) of Item 4 of Schedule 13D.

4,999 shares of Common Stock acquired by Goldman Sachs or another wholly-owned broker or dealer subsidiary of GS Group and reported as beneficially owned in this Schedule 13D were acquired in ordinary course trading activities.

Each of the Reporting Persons reserves the right, in light of its ongoing evaluation of the Company’s financial condition, business, operations and prospects, the market price of the Common Stock, conditions in the securities markets generally, general economic and industry conditions, its business objectives and other relevant factors, to change its plan and intentions at any time, as it deems appropriate. In particular, any one or more of the Reporting Persons (and their respective affiliates) reserves the right, in each case subject to applicable law, to (i) purchase additional shares of Common Stock or other securities of the Company, (ii) sell or transfer shares of the Common Stock or other securities beneficially owned by them from time to time in public or private transactions, (iii) cause any of the Reporting Persons to distribute or pay a dividend in kind to their respective partners, members, or stockholders, as the case may be, shares of Common Stock or other securities owned by such Reporting Persons, (iv) enter into privately negotiated derivative transactions with institutional counterparties to hedge the market risk of some or all of their positions in the shares of Common Stock or other securities and (v) consider participating in a business combination transaction that would result in an acquisition of all of the Company’s outstanding Common Stock. To the knowledge of each Reporting Person, each of the persons listed on Schedules I, II-A, II-B, II-C, II-D, II-E, II-F, II-G, II-H or II-I hereto may make similar evaluations from time to time or on an ongoing basis.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

     (a) According to the Company’s Form 10-Q for the quarterly period ended March 31, 2009, as filed with the SEC on May 20, 2009, there were 3,040,872 shares of Common Stock outstanding as of May 11, 2009.

The Funds indirectly control a majority of the shares of McJunkin Red Man through control of PVF Holdings LLC, an entity which controls McJunkin Red Man Holding Corporation.  McJunkin Red Man Holding Corporation owns 100% of the equity interests of McJunkin Red Man. McJunkin Red Man owns the Shares.

As of May 29, 2009, each of GS Group and Goldman Sachs may be deemed to beneficially own an aggregate of 628,520 shares of Common Stock consisting of (i) 623,521 shares of Common Stock that are beneficially owned by McJunkin Red Man and (ii) 4,999 shares of Common Stock acquired by Goldman Sachs or another wholly-owned broker or dealer subsidiary of GS Group in ordinary course trading activities.  The shares of Common Stock that may be deemed to be beneficially owned by each of GS Group and Goldman Sachs represent approximately 20.7% of the outstanding shares of Common Stock.

As of May 29, 2009, GS Capital V may be deemed to beneficially own an aggregate of 175,521 shares of Common Stock that are beneficially owned by McJunkin Red Man. The shares of Common Stock that may be deemed to be beneficially owned by GS Capital V represent approximately 5.8% of the outstanding shares of Common Stock.

As of May 29, 2009, GS V Offshore may be deemed to beneficially own an aggregate of 90,660 shares of Common Stock that are beneficially owned by McJunkin Red Man. The shares of Common Stock that may be deemed to be beneficially owned by GS V Offshore represent approximately 3.0% of the outstanding shares of Common Stock.

As of May 29, 2009, GS V Institutional may be deemed to beneficially own an aggregate of 60,170 shares of Common Stock that are beneficially owned by McJunkin Red Man. The shares of Common Stock that may be deemed to be beneficially owned by GS V Institutional represent approximately 2.0% of the outstanding shares of Common Stock.

As of May 29, 2009, GS Germany V may be deemed to beneficially own an aggregate of 6,983 shares of Common Stock that are beneficially owned by McJunkin Red Man. The shares of Common Stock that may be deemed to be beneficially owned by GS Germany V represent approximately 0.2% of the outstanding shares of Common Stock.

As of May 29, 2009, GSCP V Advisors may be deemed to beneficially own an aggregate of 175,521 shares of Common Stock that are beneficially owned by McJunkin Red Man. The shares of Common Stock that may be deemed to be beneficially owned by GSCP V Advisors represent approximately 5.8% of the outstanding shares of Common Stock.

As of May 29, 2009, GS Advisors V may be deemed to beneficially own an aggregate of 67,153 shares of Common Stock that are beneficially owned by McJunkin Red Man. The shares of Common Stock that may be deemed to be beneficially owned by GS Advisors V represent approximately 2.2% of the outstanding shares of Common Stock.

As of May 29, 2009, GSCP V Offshore Advisors may be deemed to beneficially own an aggregate of 90,660 shares of Common Stock that are beneficially owned by McJunkin Red Man. The shares of Common Stock that may be deemed to be beneficially owned by GSCP V Offshore Advisors represent approximately 3.0% of the outstanding shares of Common Stock.

As of May 29, 2009, GS GmbH may be deemed to beneficially own an aggregate of 11,785 shares of Common Stock that are beneficially owned by McJunkin Red Man. The shares of Common Stock that may be deemed to be beneficially owned by GS GmbH represent approximately 0.4% of the outstanding shares of Common Stock.

As of May 29, 2009, GS Capital VI may be deemed to beneficially own an aggregate of 135,491 shares of Common Stock that are beneficially owned by McJunkin Red Man. The shares of Common Stock that may be deemed to be beneficially owned by GS Capital VI represent approximately 4.5% of the outstanding shares of Common Stock.

As of May 29, 2009, GS VI Offshore may be deemed to beneficially own an aggregate of 112,670 shares of Common Stock that are beneficially owned by McJunkin Red Man. The shares of Common Stock that may be deemed to be beneficially owned by GS VI Offshore represent approximately 3.7% of the outstanding shares of Common Stock.

As of May 29, 2009, GS VI Parallel may be deemed to beneficially own an aggregate of 37,224 shares of Common Stock that are beneficially owned by McJunkin Red Man. The shares of Common Stock that may be deemed to be beneficially owned by GS VI Parallel represent approximately 1.2% of the outstanding shares of Common Stock.

As of May 29, 2009, GS Germany VI may be deemed to beneficially own an aggregate of 4,801 shares of Common Stock that are beneficially owned by McJunkin Red Man. The shares of Common Stock that may be deemed to be beneficially owned by GS Germany VI represent approximately 0.2% of the outstanding shares of Common Stock.

As of May 29, 2009, GSCP VI Advisors may be deemed to beneficially own an aggregate of 135,491 shares of Common Stock that are beneficially owned by McJunkin Red Man. The shares of Common Stock that may be deemed to be beneficially owned by GSCP VI Advisors represent approximately 4.5% of the outstanding shares of Common Stock.

As of May 29, 2009, GS Advisors VI may be deemed to beneficially own an aggregate of 42,025 shares of Common Stock that are beneficially owned by McJunkin Red Man. The shares of Common Stock that may be deemed to be beneficially owned by GS Advisors VI represent approximately 1.4% of the outstanding shares of Common Stock.

As of May 29, 2009, GSCP VI Offshore Advisors may be deemed to beneficially own an aggregate of 112,670 shares of Common Stock that are beneficially owned by McJunkin Red Man. The shares of Common Stock that may be deemed to be beneficially owned by GSCP VI Offshore Advisors represent approximately 3.7% of the outstanding shares of Common Stock.

In accordance with Securities and Exchange Commission Release No. 34-395538 (January 12, 1998) (the “Release”), this Schedule 13D reflects the securities beneficially owned by certain operating units (collectively, the “Goldman Sachs Reporting Units”) of GS Group and its subsidiaries and affiliates (collectively, “GSG”). This Schedule 13D does not reflect securities, if any, beneficially owned by any operating units of GSG whose ownership of securities is disaggregated from that of the Goldman Sachs Reporting Units in accordance with the Release. The Goldman Sachs Reporting Units disclaim beneficial ownership of the securities beneficially owned, if any, by (i) any client accounts with respect to which the Goldman Sachs Reporting Units or their employees have voting or investment discretion, or both, and (ii) certain investment entities of which the Goldman Sachs Reporting Units acts as the general partner, managing general partner or other manager, to the extent interests in such entities are held by persons other than the Goldman Sachs Reporting Units. None of the Reporting Persons or, to the knowledge of any of the Reporting Persons, any of the persons listed on Schedules I, II-A, II-B, II-C, II-D, II-E, II-F, II-G, II-H or II-I hereto may be deemed to beneficially own any shares of Common Stock other than as set forth herein.

As of May 29, 2009, PVF Holdings LLC may be deemed to beneficially own an aggregate of 623,521 shares of Common Stock that are beneficially owned by McJunkin Red Man, its indirect subsidiary. The shares of Common Stock that may be deemed to be beneficially owned by PVF Holdings LLC represent approximately 20.5% of the outstanding shares of Common Stock.  Affiliates of GS Group control PVF Holdings LLC.

As of May 29, 2009, McJunkin Red Man Holding Corporation may be deemed to beneficially own an aggregate of 623,521 shares of Common Stock that are beneficially owned by McJunkin Red Man, its wholly owned subsidiary. The shares of Common Stock that may be deemed to be beneficially owned by McJunkin Red Man Holding Corporation represent approximately 20.5% of the outstanding shares of Common Stock.  McJunkin Red Man Holding Corporation is wholly owned by PVF Holdings LLC.

(b) Each Reporting Person shares the power to vote or direct the vote and to dispose or to direct the disposition of shares of Common Stock beneficially owned by such Reporting Person as indicated above.

(c) No transactions in the Common Stock were effected by the Reporting Persons or, to the knowledge of any of the Reporting Persons, any of the persons listed on Schedules I, II-A, II-B, II-C, II-D, II-E, II-F, II-G, II-H or II-I hereto, during the sixty day period from March 30, 2009 through May 29, 2009.

(d) On January 31, 2007, McJunkin Red Man was acquired by affiliates of GS Group pursuant to the Merger Agreement.  The Reporting Persons have been advised by McJunkin Red Man that, pursuant to the Merger Agreement, McJunkin Red Man has agreed to sell the Shares and remit an amount equal to 95% of the net proceeds of such sale less 40% of the taxable gain therefrom to those persons listed on Schedule IV hereto who were the record holders of shares of McJunkin Red Man immediately prior to the consummation of the merger. The Reporting Persons have also been advised by McJunkin Red Man that, in accordance with its obligations under the Merger Agreement, McJunkin Red Man is exploring a potential sale of the Shares in privately negotiated transactions.  There can be no assurance that such a sale of all or any portion of the Shares will take place.  Except as described above, no other person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Common Stock beneficially owned by the Reporting Persons.

(e) Not applicable.

ITEM 6.  CONTRACTS,  ARRANGEMENTS,  UNDERSTANDINGS  OR  RELATIONSHIPS  WITH RESPECT TO SECURITIES OF THE ISSUER

The information set forth, or incorporated by reference, in Items 3 through 5 is hereby incorporated herein by reference.

        Goldman Sachs or another subsidiary of GS Group (collectively, “GS”) may, from time to time, in the ordinary course of business, including as a broker, dealer, bank or investment advisor, be party to, enter into or unwind certain cash settled equity derivatives or similar contractual arrangements which provide indirect economic exposure to, but do not give GS direct or indirect voting, investment or dispositive power over, securities of the Company and which may be significant in amount.  The profit, loss and/or return on such contracts may be wholly or partially dependent on the market value of the securities of the Company, the relative value of securities of the Company in comparison to one or more other financial instruments, indexes or securities, a basket or group of securities in which the securities of the Company may be included, or a combination of any of the foregoing.  Accordingly, GS disclaims any beneficial ownership in the securities that may be referenced in such contracts.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

99.1.
Joint Filing Agreement, dated as of June 1, 2009, by and among The Goldman Sachs Group, Inc., Goldman, Sachs & Co., GSCP V Advisors, L.L.C., GSCP V Offshore Advisors, L.L.C. , GS Advisors V, L.L.C., GSCP VI Advisors, L.L.C., GSCP VI Offshore Advisors, L.L.C., GS Advisors VI, L.L.C., Goldman, Sachs Management GP GmbH, GS Capital Partners V Fund, L.P., GS Capital Partners V Offshore Fund, L.P., GS Capital Partners V GmbH & Co. KG, GS Capital Partners V Institutional, L.P., GS Capital Partners VI Fund, L.P., GS Capital Partners VI Offshore Fund, L.P., GS Capital Partners VI GmbH & Co. KG, GS Capital Partners VI Parallel, L.P., PVF Holdings LLC and McJunkin Red Man Holding Corporation.

99.2.	Agreement and Plan of Merger, dated as of December 4, 2006, by and between McJunkin Corporation, McJ Holding Corporation and Hg Acquisition Corp.

99.3.	First Amendment to Merger Agreement, dated as of December 22, 2006, by and among McJunkin Corporation, McJ Holding Corporation and Hg Acquisition Corp.

99.4.	Second Amendment to Merger Agreement, dated as of January 29, 2007, by and among McJunkin Corporation, McJ Holding Corporation and Hg Acquisition Corp.

99.5.	Power of Attorney, dated October 6, 2008, relating to The Goldman Sachs Group, Inc.

99.6.	Power of Attorney, dated October 6, 2008, relating to Goldman, Sachs & Co.

99.7.	Power of Attorney, dated April 12, 2006, relating to GSCP V Advisors, L.L.C.

99.8.	Power of Attorney, dated April 12, 2006, relating to GSCP V Offshore Advisors, L.L.C.

99.9.	Power of Attorney, dated April 12, 2006, relating to GS Advisors V, L.L.C.

99.10.	Power of Attorney, dated April 1, 2008, relating to GSCP VI Advisors, L.L.C.

99.11.	Power of Attorney, dated April 1, 2008, relating to GSCP VI Offshore Advisors, L.L.C.

99.12.	Power of Attorney, dated April 1, 2008, relating to GS Advisors VI, L.L.C.

99.13.	Power of Attorney, dated December 27, 2007, relating to Goldman, Sachs Management GP GmbH

99.14.	Power of Attorney, dated April 12, 2006, relating to GS Capital Partners V Fund, L.P.

99.15.	Power of Attorney, dated April 12, 2006, relating to GS Capital Partners V Offshore Fund, L.P.

99.16.	Power of Attorney, dated April 12, 2006, relating to GS Capital Partners V GmbH & Co. KG

99.17.	Power of Attorney, dated April 12, 2006, relating to GS Capital Partners V Institutional, L.P.

99.18.	Power of Attorney, dated April 1, 2008, relating to GS Capital Partners VI Fund, L.P.

99.19.	Power of Attorney, dated April 1, 2008, relating to GS Capital Partners VI Offshore Fund, L.P.

99.20.	Power of Attorney, dated April 1, 2008, relating to GS Capital Partners VI GmbH & Co. KG

99.21.	Power of Attorney, dated April 1, 2008, relating to GS Capital Partners VI Parallel, L.P.

                                   SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 1, 2009

THE GOLDMAN SACHS GROUP, INC.
By: /s/ Yvette Kosic
Name: Yvette Kosic
Title: Attorney-in-fact

GOLDMAN, SACHS & CO.
By: /s/ Yvette Kosic
Name: Yvette Kosic
Title: Attorney-in-fact

GSCP V ADVISORS, L.L.C.
By: /s/ Yvette Kosic
Name: Yvette Kosic
Title: Attorney-in-fact

GSCP V OFFSHORE ADVISORS, L.L.C.
By: /s/ Yvette Kosic
Name: Yvette Kosic
Title: Attorney-in-fact

GS ADVISORS V, L.L.C.
By: /s/ Yvette Kosic
Name: Yvette Kosic
Title: Attorney-in-fact

GOLDMAN, SACHS MANAGEMENT GP GMBH
By: /s/ Yvette Kosic
Name: Yvette Kosic
Title: Attorney-in-fact

GS CAPITAL PARTNERS V FUND, L.P.
By: /s/ Yvette Kosic
Name: Yvette Kosic
Title: Attorney-in-fact

GS CAPITAL PARTNERS V OFFSHORE FUND, L.P.
By: /s/ Yvette Kosic
Name: Yvette Kosic
Title: Attorney-in-fact

GS CAPITAL PARTNERS V GMBH & CO. KG
By: /s/ Yvette Kosic
Name: Yvette Kosic
Title: Attorney-in-fact

GS CAPITAL PARTNERS V INSTITUTIONAL, L.P.
By: /s/ Yvette Kosic
Name: Yvette Kosic
Title: Attorney-in-fact

GSCP VI ADVISORS, L.L.C.
By: /s/ Yvette Kosic
Name: Yvette Kosic
Title: Attorney-in-fact

GSCP VI OFFSHORE ADVISORS, L.L.C.
By: /s/ Yvette Kosic
Name: Yvette Kosic
Title: Attorney-in-fact

GS ADVISORS VI, L.L.C.
By: /s/ Yvette Kosic
Name: Yvette Kosic
Title: Attorney-in-fact

GS CAPITAL PARTNERS VI FUND, L.P.
By: /s/ Yvette Kosic
Name: Yvette Kosic
Title: Attorney-in-fact

GS CAPITAL PARTNERS VI OFFSHORE FUND, L.P.
By: /s/ Yvette Kosic
Name: Yvette Kosic
Title: Attorney-in-fact

GS CAPITAL PARTNERS VI PARALLEL, L.P.
By: /s/ Yvette Kosic
Name: Yvette Kosic
Title: Attorney-in-fact

GS CAPITAL PARTNERS VI GMBH & CO. KG
By: /s/ Yvette Kosic
Name: Yvette Kosic
Title: Attorney-in-fact

PVF HOLDINGS LLC
By: /s/ Stephen W. Lake
Name: Stephen W. Lake
Title: Executive Vice President, General Counsel and Corporate Secretary

McJUNKIN RED MAN HOLDING CORPORATION
By: /s/ Stephen W. Lake
Name: Stephen W. Lake
Title: Executive Vice President, General Counsel and Corporate Secretary

CUSIP No. 74158E104

SCHEDULE I

The name of each director of The Goldman Sachs Group, Inc. is set forth below.

The business address of each person listed below is c/o Goldman, Sachs & Co., 85 Broad Street, New York, NY  10004.

Each person is a citizen of the United States of America except for Claes Dahlback, who is a citizen of Sweden, and Lakshmi N. Mittal, who is a citzen of India. The present principal  occupation or employment of each of the listed persons is set forth below.

Name	Present Principal Occupation

Lloyd C. Blankfein	Chairman of the Board and Chief Executive Officer of The Goldman Sachs Group, Inc.

Gary D. Cohn	President and Chief Operating Officer of The Goldman Sachs Group, Inc.

John H. Bryan	Retired Chairman and Chief Executive Officer of Sara Lee Corporation

Claes Dahlback	Senior Advisor to Investor AB and Foundation Asset Management

Stephen Friedman	Chairman of Stone Point Capital

William W. George	Professor of Management Practice at the Harvard Business School and Former Chairman and Chief Executive Officer of Medtronic,Inc.

Rajat K. Gupta	Senior Partner Emeritus of McKinsey & Company

James A. Johnson	Vice Chairman of Perseus, L.L.C.

Lois D. Juliber	Former Vice Chairman and Chief Operating Officer of the Colgate-Palmolive Company

Lakshmi N. Mittal	Chairman and Chief Executive Officer of ArcelorMittal

James J. Schiro	Chief Executive Officer of Zurich Financial Services

Ruth J. Simmons	President of Brown University

CUSIP No. 74158E104

SCHEDULE II-A

The name, position and present principal occupation of each executive officer of GSCP V Advisors, L.L.C., the sole general partner of GS Capital Partners V Fund, L.P., are set forth below.

The business address for all the executive officers listed below is c/o Goldman, Sachs & Co., 85 Broad Street, New York, New York 10004, except as follows: The business address of each of Hughes B. Lepic, Michael M. Furth, Robert R. Gheewalla, Martin A. Hintze and Sanjay H. Patel is Peterborough Court, 133 Fleet Street, London EC4A 2BB, England. The business address of each of Stephanie M. Hui, Sang Gyun Ahn, Steve Y. Sun, William Wang and Andrew Wolff is Cheung Kong Center, 68th Floor, 2 Queens Road, Central, Hong Kong. The business address of each of Joseph P. DiSabato and Peter J. Perrone is 555 California Street, San Francisco, CA 94104. The business address of Muneer A. Satter is 71 South Wacker Drive, Chicago, IL 60606. The business address of Ankur A. Sahu and Kota Igarashi is Roppongi Hills, Mori Tower, Level 43-48, 10-1, Roppongi 6-chome, Minato-ku, Tokyo, 106-6147, Japan.

All executive officers listed below are United States citizens, except as follows: Hughes B. Lepic is a citizen of France; Adrian M. Jones and Michael M. Furth are citizens of Ireland; Martin A. Hintze and Oliver Thym are citizens of Germany; Ankur A. Sahu is a citizen of India; Steve Y. Sun and William Wang are citizens of the People’s Republic of China; Sang Gyun Ahn is a citizen of South Korea; and Stephanie M. Hui is a citizen of the United Kingdom.

Name	Position	Present Principal Occupation

Richard A. Friedman	President	Managing Director of Goldman, Sachs & Co.

Ben I. Adler	Managing Director and Vice President, Assistant Secretary and Assistant General Counsel	Managing Director of Goldman, Sachs & Co.

Sang Gyun Ahn	Managing Director and Vice President	Managing Director of Goldman Sachs (Asia) L.L.C.

John E. Bowman	Managing Director and Vice President	Managing Director of Goldman, Sachs & Co.

Gerald J. Cardinale	Managing Director and Vice President	Managing Director of Goldman, Sachs & Co.

Thomas G. Connolly	Managing Director and Vice President	Managing Director of Goldman, Sachs & Co.

Henry Cornell	Managing Director and Vice President	Managing Director of Goldman, Sachs & Co.

Joseph P. DiSabato	Managing Director and Vice President	Managing Director of Goldman, Sachs & Co.

Katherine B. Enquist	Managing Director, Vice President and Secretary	Managing Director of Goldman, Sachs & Co.

Michael M. Furth	Managing Director and Vice President	Managing Director of Goldman Sachs International

Robert R. Gheewalla	Managing Director and Vice President	Managing Director of Goldman Sachs International

Joseph H. Gleberman	Managing Director and Vice President	Managing Director of Goldman, Sachs & Co.

Bradley J. Gross	Managing Director and Vice President	Managing Director of Goldman, Sachs & Co.

Melina E. Higgins	Managing Director and Vice President	Managing Director of Goldman, Sachs & Co.

Martin A. Hintze	Managing Director and Vice President	Managing Director of Goldman Sachs International

Stephanie M. Hui	Managing Director and Vice President	Managing Director of Goldman Sachs (Asia) L.L.C.

Kota Igarashi	Managing Director and Vice President	Managing Director of Goldman Sachs (Japan) L.L.C.

Adrian M. Jones	Managing Director and Vice President	Managing Director of Goldman, Sachs & Co.

Hughes B. Lepic	Managing Director and Vice President	Managing Director of Goldman Sachs International

Sanjeev K. Mehra	Managing Director and Vice President	Managing Director of Goldman, Sachs & Co.

Sanjay H. Patel	Managing Director and Vice President	Managing Director of Goldman Sachs International

Peter J. Perrone	Managing Director and Vice President	Managing Director of Goldman, Sachs & Co.

Kenneth A. Pontarelli	Managing Director and Vice President	Managing Director of Goldman, Sachs & Co.

Ankur A. Sahu	Managing Director and Vice President	Managing Director of Goldman Sachs (Japan) L.L.C.

Muneer A. Satter	Managing Director and Vice President	Managing Director of Goldman, Sachs & Co.

Steve Y. Sun	Managing Director and Vice President	Managing Director of Goldman Sachs (Asia) L.L.C.

Oliver Thym	Managing Director and Vice President	Managing Director of Goldman, Sachs & Co.

William Wang	Managing Director and Vice President	Managing Director of Goldman Sachs (Asia) L.L.C.

Andrew E. Wolff	Managing Director and Vice President	Managing Director of Goldman Sachs (Asia) L.L.C.

Elizabeth C. Fascitelli	Treasurer	Managing Director of Goldman, Sachs & Co.

CUSIP No. 74158E104

SCHEDULE II-B

The name, position and present principal occupation of each executive officer of GSCP V Offshore Advisors, L.L.C., the sole general partner of GS Capital Partners V Offshore Fund, L.P., are set forth below.

The business address for each of the executive officers listed below is c/o Goldman, Sachs & Co., 85 Broad Street, New York, New York 10004, except as follows: The business address of each of Hughes B. Lepic, Michael M. Furth, Robert R. Gheewalla, Martin A. Hintze and Sanjay H. Patel is Peterborough Court, 133 Fleet Street, London EC4A 2BB, England. The business address of each of Stephanie M. Hui, Sang Gyun Ahn, Steve Y. Sun, William Wang and Andrew Wolff is Cheung Kong Center, 68th Floor, 2 Queens Road, Central, Hong Kong. The business address of each of Joseph P. DiSabato and Peter J. Perrone is 555 California Street, San Francisco, CA 94104. The business address of Muneer A. Satter is 71 South Wacker Drive, Chicago, IL 60606. The business address of Ankur A. Sahu and Kota Igarashi is Roppongi Hills, Mori Tower, Level 43-48, 10-1, Roppongi 6-chome, Minato-ku, Tokyo, 106-6147, Japan.

All executive officers listed below are United States citizens, except as follows: Hughes B. Lepic is a citizen of France; Adrian M. Jones and Michael M. Furth are citizens of Ireland; Martin A. Hintze and Oliver Thym are citizens of Germany; Ankur A. Sahu is a citizen of India; Steve Y. Sun and William Wang are citizens of the People’s Republic of China; Sang Gyun Ahn is a citizen of South Korea; and Stephanie M. Hui is a citizen of the United Kingdom.

Name	Position	Present Principal Occupation

Richard A. Friedman	President	Managing Director of Goldman, Sachs & Co.

Ben I. Adler	Managing Director and Vice President, Assistant Secretary and Assistant General Counsel	Managing Director of Goldman, Sachs & Co.

Sang Gyun Ahn	Managing Director and Vice President	Managing Director of Goldman Sachs (Asia) L.L.C.

John E. Bowman	Managing Director and Vice President	Managing Director of Goldman, Sachs & Co.

Gerald J. Cardinale	Managing Director and Vice President	Managing Director of Goldman, Sachs & Co.

Thomas G. Connolly	Managing Director and Vice President	Managing Director of Goldman, Sachs & Co.

Henry Cornell	Managing Director and Vice President	Managing Director of Goldman, Sachs & Co.

Joseph P. DiSabato	Managing Director and Vice President	Managing Director of Goldman, Sachs & Co.

Katherine B. Enquist	Managing Director, Vice President and Secretary	Managing Director of Goldman, Sachs & Co.

Michael M. Furth	Managing Director and Vice President	Managing Director of Goldman Sachs International

Robert R. Gheewalla	Managing Director and Vice President	Managing Director of Goldman Sachs International

Joseph H. Gleberman	Managing Director and Vice President	Managing Director of Goldman, Sachs & Co.

Bradley J. Gross	Managing Director and Vice President	Managing Director of Goldman, Sachs & Co.

Melina E. Higgins	Managing Director and Vice President	Managing Director of Goldman, Sachs & Co.

Martin A. Hintze	Managing Director and Vice President	Managing Director of Goldman Sachs International

Stephanie M. Hui	Managing Director and Vice President	Managing Director of Goldman Sachs (Asia) L.L.C.

Kota Igarashi	Managing Director and Vice President	Managing Director of Goldman Sachs (Japan) L.L.C.

Adrian M. Jones	Managing Director and Vice President	Managing Director of Goldman, Sachs & Co.

Hughes B. Lepic	Managing Director and Vice President	Managing Director of Goldman Sachs International

Sanjeev K. Mehra	Managing Director and Vice President	Managing Director of Goldman, Sachs & Co.

Sanjay H. Patel	Managing Director and Vice President	Managing Director of Goldman Sachs International

Peter J. Perrone	Managing Director and Vice President	Managing Director of Goldman, Sachs & Co.

Kenneth A. Pontarelli	Managing Director and Vice President	Managing Director of Goldman, Sachs & Co.

Ankur A. Sahu	Managing Director and Vice President	Managing Director of Goldman Sachs (Japan) L.L.C.

Muneer A. Satter	Managing Director and Vice President	Managing Director of Goldman, Sachs & Co.

Steve Y. Sun	Managing Director and Vice President	Managing Director of Goldman Sachs (Asia) L.L.C.

Oliver Thym	Managing Director and Vice President	Managing Director of Goldman, Sachs & Co.

William Wang	Managing Director and Vice President	Managing Director of Goldman Sachs (Asia) L.L.C.

Andrew E. Wolff	Managing Director and Vice President	Managing Director of Goldman Sachs (Asia) L.L.C.

Elizabeth C. Fascitelli	Treasurer	Managing Director of Goldman, Sachs & Co.

CUSIP No. 74158E104

SCHEDULE II-C

The name, position and present principal occupation of each executive officer of GS Advisors V, L.L.C., the sole general partner of GS Capital Partners V Parallel, L.P., are set forth below.

The business address for each of the executive officers listed below is c/o Goldman, Sachs & Co., 85 Broad Street, New York, New York 10004, except as follows: The business address of each of Hughes B. Lepic, Michael M. Furth, Robert R. Gheewalla, Martin A. Hintze and Sanjay H. Patel is Peterborough Court, 133 Fleet Street, London EC4A 2BB, England. The business address of each of Stephanie M. Hui, Sang Gyun Ahn, Steve Y. Sun, William Wang and Andrew Wolff is Cheung Kong Center, 68th Floor, 2 Queens Road, Central, Hong Kong. The business address of each of Joseph P. DiSabato and Peter J. Perrone is 555 California Street, San Francisco, CA 94104. The business address of Muneer A. Satter is 71 South Wacker Drive, Chicago, IL 60606. The business address of Ankur A. Sahu and Kota Igarashi is Roppongi Hills, Mori Tower, Level 43-48, 10-1, Roppongi 6-chome, Minato-ku, Tokyo, 106-6147, Japan.

All executive officers listed below are United States citizens, except as follows: Hughes B. Lepic is a citizen of France; Adrian M. Jones and Michael M. Furth are citizens of Ireland; Martin A. Hintze and Oliver Thym are citizens of Germany; Ankur A. Sahu is a citizen of India; Steve Y. Sun and William Wang are citizens of the People’s Republic of China; Sang Gyun Ahn is a citizen of South Korea; and Stephanie M. Hui is a citizen of the United Kingdom.

Name	Position	Present Principal Occupation

Richard A. Friedman	President	Managing Director of Goldman, Sachs & Co.

Ben I. Adler	Managing Director and Vice President, Assistant Secretary and Assistant General Counsel	Managing Director of Goldman, Sachs & Co.

Sang Gyun Ahn	Managing Director and Vice President	Managing Director of Goldman Sachs (Asia) L.L.C.

John E. Bowman	Managing Director and Vice President	Managing Director of Goldman, Sachs & Co.

Gerald J. Cardinale	Managing Director and Vice President	Managing Director of Goldman, Sachs & Co.

Thomas G. Connolly	Managing Director and Vice President	Managing Director of Goldman, Sachs & Co.

Henry Cornell	Managing Director and Vice President	Managing Director of Goldman, Sachs & Co.

Joseph P. DiSabato	Managing Director and Vice President	Managing Director of Goldman, Sachs & Co.

Katherine B. Enquist	Managing Director, Vice President and Secretary	Managing Director of Goldman, Sachs & Co.

Michael M. Furth	Managing Director and Vice President	Managing Director of Goldman Sachs International

Robert R. Gheewalla	Managing Director and Vice President	Managing Director of Goldman Sachs International

Joseph H. Gleberman	Managing Director and Vice President	Managing Director of Goldman, Sachs & Co.

Bradley J. Gross	Managing Director and Vice President	Managing Director of Goldman, Sachs & Co.

Melina E. Higgins	Managing Director and Vice President	Managing Director of Goldman, Sachs & Co.

Martin A. Hintze	Managing Director and Vice President	Managing Director of Goldman Sachs International

Stephanie M. Hui	Managing Director and Vice President	Managing Director of Goldman Sachs (Asia) L.L.C.

Kota Igarashi	Managing Director and Vice President	Managing Director of Goldman Sachs (Japan) L.L.C.

Adrian M. Jones	Managing Director and Vice President	Managing Director of Goldman, Sachs & Co.

Hughes B. Lepic	Managing Director and Vice President	Managing Director of Goldman Sachs International

Sanjeev K. Mehra	Managing Director and Vice President	Managing Director of Goldman, Sachs & Co.

Sanjay H. Patel	Managing Director and Vice President	Managing Director of Goldman Sachs International

Peter J. Perrone	Managing Director and Vice President	Managing Director of Goldman, Sachs & Co.

Kenneth A. Pontarelli	Managing Director and Vice President	Managing Director of Goldman, Sachs & Co.

Ankur A. Sahu	Managing Director and Vice President	Managing Director of Goldman Sachs (Japan) L.L.C.

Muneer A. Satter	Managing Director and Vice President	Managing Director of Goldman, Sachs & Co.

Steve Y. Sun	Managing Director and Vice President	Managing Director of Goldman Sachs (Asia) L.L.C.

Oliver Thym	Managing Director and Vice President	Managing Director of Goldman, Sachs & Co.

William Wang	Managing Director and Vice President	Managing Director of Goldman Sachs (Asia) L.L.C.

Andrew E. Wolff	Managing Director and Vice President	Managing Director of Goldman Sachs (Asia) L.L.C.

Elizabeth C. Fascitelli	Treasurer	Managing Director of Goldman, Sachs & Co.

CUSIP No. 74158E104

SCHEDULE II-D

The name, position and present principal occupation of each executive officer of GSCP VI Advisors, L.L.C., the sole general partner of GS Capital Partners VI Fund, L.P., are set forth below.

The business address for all the executive officers listed below is c/o Goldman, Sachs & Co., 85 Broad Street, New York, New York 10004, except as follows: The business address of each of Hughes B. Lepic, Michael M. Furth, Robert R. Gheewalla, Martin A. Hintze and Sanjay H. Patel is Peterborough Court, 133 Fleet Street, London EC4A 2BB, England. The business address of each of Stephanie M. Hui, Sang Gyun Ahn, Steve Y. Sun, William Wang and Andrew Wolff is Cheung Kong Center, 68th Floor, 2 Queens Road, Central, Hong Kong. The business address of each of Joseph P. DiSabato and Peter J. Perrone is 555 California Street, San Francisco, CA 94104. The business address of Muneer A. Satter is 71 South Wacker Drive, Chicago, IL 60606. The business address of Ankur A. Sahu and Kota Igarashi is Roppongi Hills, Mori Tower, Level 43-48, 10-1, Roppongi 6-chome, Minato-ku, Tokyo, 106-6147, Japan.

All executive officers listed below are United States citizens, except as follows: Hughes B. Lepic is a citizen of France; Adrian M. Jones and Michael M. Furth are citizens of Ireland; Martin A. Hintze and Oliver Thym are citizens of Germany; Ankur A. Sahu is a citizen of India; Steve Y. Sun and William Wang are citizens of the People’s Republic of China; Sang Gyun Ahn is a citizen of South Korea; and Stephanie M. Hui is a citizen of the United Kingdom.

Name	Position	Present Principal Occupation

Richard A. Friedman	President	Managing Director of Goldman, Sachs & Co.

Ben I. Adler	Managing Director and Vice President, Assistant Secretary and Assistant General Counsel	Managing Director of Goldman, Sachs & Co.

Sang Gyun Ahn	Managing Director and Vice President	Managing Director of Goldman Sachs (Asia) L.L.C.

John E. Bowman	Managing Director and Vice President	Managing Director of Goldman, Sachs & Co.

Gerald J. Cardinale	Managing Director and Vice President	Managing Director of Goldman, Sachs & Co.

Thomas G. Connolly	Managing Director and Vice President	Managing Director of Goldman, Sachs & Co.

Henry Cornell	Managing Director and Vice President	Managing Director of Goldman, Sachs & Co.

Joseph P. DiSabato	Managing Director and Vice President	Managing Director of Goldman, Sachs & Co.

Katherine B. Enquist	Managing Director, Vice President and Secretary	Managing Director of Goldman, Sachs & Co.

Michael M. Furth	Managing Director and Vice President	Managing Director of Goldman Sachs International

Robert R. Gheewalla	Managing Director and Vice President	Managing Director of Goldman Sachs International

Joseph H. Gleberman	Managing Director and Vice President	Managing Director of Goldman, Sachs & Co.

Bradley J. Gross	Managing Director and Vice President	Managing Director of Goldman, Sachs & Co.

Melina E. Higgins	Managing Director and Vice President	Managing Director of Goldman, Sachs & Co.

Martin A. Hintze	Managing Director and Vice President	Managing Director of Goldman Sachs International

Stephanie M. Hui	Managing Director and Vice President	Managing Director of Goldman Sachs (Asia) L.L.C.

Kota Igarashi	Managing Director and Vice President	Managing Director of Goldman Sachs (Japan) L.L.C.

Adrian M. Jones	Managing Director and Vice President	Managing Director of Goldman, Sachs & Co.

Hughes B. Lepic	Managing Director and Vice President	Managing Director of Goldman Sachs International

Sanjeev K. Mehra	Managing Director and Vice President	Managing Director of Goldman, Sachs & Co.

Sanjay H. Patel	Managing Director and Vice President	Managing Director of Goldman Sachs International

Peter J. Perrone	Managing Director and Vice President	Managing Director of Goldman, Sachs & Co.

Kenneth A. Pontarelli	Managing Director and Vice President	Managing Director of Goldman, Sachs & Co.

Ankur A. Sahu	Managing Director and Vice President	Managing Director of Goldman Sachs (Japan) L.L.C.

Muneer A. Satter	Managing Director and Vice President	Managing Director of Goldman, Sachs & Co.

Steve Y. Sun	Managing Director and Vice President	Managing Director of Goldman Sachs (Asia) L.L.C.

Oliver Thym	Managing Director and Vice President	Managing Director of Goldman, Sachs & Co.

William Wang	Managing Director and Vice President	Managing Director of Goldman Sachs (Asia) L.L.C.

Andrew E. Wolff	Managing Director and Vice President	Managing Director of Goldman Sachs (Asia) L.L.C.

Elizabeth C. Fascitelli	Treasurer	Managing Director of Goldman, Sachs & Co.

CUSIP No. 74158E104

SCHEDULE II-E

The name, position and present principal occupation of each executive officer of GSCP VI Offshore Advisors, L.L.C., the sole general partner of GS Capital Partners VI Offshore Fund, L.P., are set forth below.

The business address for each of the executive officers listed below is c/o Goldman, Sachs & Co., 85 Broad Street, New York, New York 10004, except as follows: The business address of each of Hughes B. Lepic, Michael M. Furth, Robert R. Gheewalla, Martin A. Hintze and Sanjay H. Patel is Peterborough Court, 133 Fleet Street, London EC4A 2BB, England. The business address of each of Stephanie M. Hui, Sang Gyun Ahn, Steve Y. Sun, William Wang and Andrew Wolff is Cheung Kong Center, 68th Floor, 2 Queens Road, Central, Hong Kong. The business address of each of Joseph P. DiSabato and Peter J. Perrone is 555 California Street, San Francisco, CA 94104. The business address of Muneer A. Satter is 71 South Wacker Drive, Chicago, IL 60606. The business address of Ankur A. Sahu and Kota Igarashi is Roppongi Hills, Mori Tower, Level 43-48, 10-1, Roppongi 6-chome, Minato-ku, Tokyo, 106-6147, Japan.

All executive officers listed below are United States citizens, except as follows: Hughes B. Lepic is a citizen of France; Adrian M. Jones and Michael M. Furth are citizens of Ireland; Martin A. Hintze and Oliver Thym are citizens of Germany; Ankur A. Sahu is a citizen of India; Steve Y. Sun and William Wang are citizens of the People’s Republic of China; Sang Gyun Ahn is a citizen of South Korea; and Stephanie M. Hui is a citizen of the United Kingdom.

Name	Position	Present Principal Occupation

Richard A. Friedman	President	Managing Director of Goldman, Sachs & Co.

Ben I. Adler	Managing Director and Vice President, Assistant Secretary and Assistant General Counsel	Managing Director of Goldman, Sachs & Co.

Sang Gyun Ahn	Managing Director and Vice President	Managing Director of Goldman Sachs (Asia) L.L.C.

John E. Bowman	Managing Director and Vice President	Managing Director of Goldman, Sachs & Co.

Gerald J. Cardinale	Managing Director and Vice President	Managing Director of Goldman, Sachs & Co.

Thomas G. Connolly	Managing Director and Vice President	Managing Director of Goldman, Sachs & Co.

Henry Cornell	Managing Director and Vice President	Managing Director of Goldman, Sachs & Co.

Joseph P. DiSabato	Managing Director and Vice President	Managing Director of Goldman, Sachs & Co.

Katherine B. Enquist	Managing Director, Vice President and Secretary	Managing Director of Goldman, Sachs & Co.

Michael M. Furth	Managing Director and Vice President	Managing Director of Goldman Sachs International

Robert R. Gheewalla	Managing Director and Vice President	Managing Director of Goldman Sachs International

Joseph H. Gleberman	Managing Director and Vice President	Managing Director of Goldman, Sachs & Co.

Bradley J. Gross	Managing Director and Vice President	Managing Director of Goldman, Sachs & Co.

Melina E. Higgins	Managing Director and Vice President	Managing Director of Goldman, Sachs & Co.

Martin A. Hintze	Managing Director and Vice President	Managing Director of Goldman Sachs International

Stephanie M. Hui	Managing Director and Vice President	Managing Director of Goldman Sachs (Asia) L.L.C.

Kota Igarashi	Managing Director and Vice President	Managing Director of Goldman Sachs (Japan) L.L.C.

Adrian M. Jones	Managing Director and Vice President	Managing Director of Goldman, Sachs & Co.

Hughes B. Lepic	Managing Director and Vice President	Managing Director of Goldman Sachs International

Sanjeev K. Mehra	Managing Director and Vice President	Managing Director of Goldman, Sachs & Co.

Sanjay H. Patel	Managing Director and Vice President	Managing Director of Goldman Sachs International

Peter J. Perrone	Managing Director and Vice President	Managing Director of Goldman, Sachs & Co.

Kenneth A. Pontarelli	Managing Director and Vice President	Managing Director of Goldman, Sachs & Co.

Ankur A. Sahu	Managing Director and Vice President	Managing Director of Goldman Sachs (Japan) L.L.C.

Muneer A. Satter	Managing Director and Vice President	Managing Director of Goldman, Sachs & Co.

Steve Y. Sun	Managing Director and Vice President	Managing Director of Goldman Sachs (Asia) L.L.C.

Oliver Thym	Managing Director and Vice President	Managing Director of Goldman, Sachs & Co.

William Wang	Managing Director and Vice President	Managing Director of Goldman Sachs (Asia) L.L.C.

Andrew E. Wolff	Managing Director and Vice President	Managing Director of Goldman Sachs (Asia) L.L.C.

Elizabeth C. Fascitelli	Treasurer	Managing Director of Goldman, Sachs & Co.

CUSIP No. 74158E104

SCHEDULE II-F

The name, position and present principal occupation of each executive officer of GS Advisors VI, L.L.C., the sole general partner of GS Capital Partners VI Parallel, L.P., are set forth below.

The business address for each of the executive officers listed below is c/o Goldman, Sachs & Co., 85 Broad Street, New York, New York 10004, except as follows: The business address of each of Hughes B. Lepic, Michael M. Furth, Robert R. Gheewalla, Martin Hintze and Sanjay H. Patel is Peterborough Court, 133 Fleet Street, London EC4A 2BB, England. The business address of each of Stephanie M. Hui, Sang Gyun Ahn, Steve Y. Sun, William Wang and Andrew Wolff is Cheung Kong Center, 68th Floor, 2 Queens Road, Central, Hong Kong. The business address of each of Joseph P. DiSabato and Peter J. Perrone is 555 California Street, San Francisco, CA 94104. The business address of Muneer A. Satter is 71 South Wacker Drive, Chicago, IL 60606. The business address of Ankur A. Sahu and Kota Igarashi is Roppongi Hills, Mori Tower, Level 43-48, 10-1, Roppongi 6-chome, Minato-ku, Tokyo, 106-6147, Japan.

All executive officers listed below are United States citizens, except as follows: Hughes B. Lepic is a citizen of France; Adrian M. Jones and Michael M. Furth are citizens of Ireland; Martin A. Hintze and Oliver Thym are citizens of Germany; Ankur A. Sahu is a citizen of India; Steve Y. Sun and William Wang are citizens of the People’s Republic of China Sang Gyun Ahn is a citizen of South Korea; and Stephanie M. Hui is a citizen of the United Kingdom.

Name	Position	Present Principal Occupation

Richard A. Friedman	President	Managing Director of Goldman, Sachs & Co.

Ben I. Adler	Managing Director and Vice President, Assistant Secretary and Assistant General Counsel	Managing Director of Goldman, Sachs & Co.

Sang Gyun Ahn	Managing Director and Vice President	Managing Director of Goldman Sachs (Asia) L.L.C.

John E. Bowman	Managing Director and Vice President	Managing Director of Goldman, Sachs & Co.

Gerald J. Cardinale	Managing Director and Vice President	Managing Director of Goldman, Sachs & Co.

Thomas G. Connolly	Managing Director and Vice President	Managing Director of Goldman, Sachs & Co.

Henry Cornell	Managing Director and Vice President	Managing Director of Goldman, Sachs & Co.

Joseph P. DiSabato	Managing Director and Vice President	Managing Director of Goldman, Sachs & Co.

Katherine B. Enquist	Managing Director, Vice President and Secretary	Managing Director of Goldman, Sachs & Co.

Michael M. Furth	Managing Director and Vice President	Managing Director of Goldman Sachs International

Robert R. Gheewalla	Managing Director and Vice President	Managing Director of Goldman Sachs International

Joseph H. Gleberman	Managing Director and Vice President	Managing Director of Goldman, Sachs & Co.

Bradley J. Gross	Managing Director and Vice President	Managing Director of Goldman, Sachs & Co.

Melina E. Higgins	Managing Director and Vice President	Managing Director of Goldman, Sachs & Co.

Martin A. Hintze	Managing Director and Vice President	Managing Director of Goldman Sachs International

Stephanie M. Hui	Managing Director and Vice President	Managing Director of Goldman Sachs (Asia) L.L.C.

Kota Igarashi	Managing Director and Vice President	Managing Director of Goldman Sachs (Japan) L.L.C.

Adrian M. Jones	Managing Director and Vice President	Managing Director of Goldman, Sachs & Co.

Hughes B. Lepic	Managing Director and Vice President	Managing Director of Goldman Sachs International

Sanjeev K. Mehra	Managing Director and Vice President	Managing Director of Goldman, Sachs & Co.

Sanjay H. Patel	Managing Director and Vice President	Managing Director of Goldman Sachs International

Peter J. Perrone	Managing Director and Vice President	Managing Director of Goldman, Sachs & Co.

Kenneth A. Pontarelli	Managing Director and Vice President	Managing Director of Goldman, Sachs & Co.

Ankur A. Sahu	Managing Director and Vice President	Managing Director of Goldman Sachs (Japan) L.L.C.

Muneer A. Satter	Managing Director and Vice President	Managing Director of Goldman, Sachs & Co.

Steve Y. Sun	Managing Director and Vice President	Managing Director of Goldman Sachs (Asia) L.L.C.

Oliver Thym	Managing Director and Vice President	Managing Director of Goldman, Sachs & Co.

William Wang	Managing Director and Vice President	Managing Director of Goldman Sachs (Asia) L.L.C.

Andrew E. Wolff	Managing Director and Vice President	Managing Director of Goldman Sachs (Asia) L.L.C.

Elizabeth C. Fascitelli	Treasurer	Managing Director of Goldman, Sachs & Co.

CUSIP No. 74158E104

SCHEDULE II-G

The name, position and present principal occupation of each executive officer of GS Management GP GmbH, the sole managing partner of GS Capital Partners VI GmbH & Co. KG, are set forth below.

The business address for each of the executive officers listed below is c/o Goldman, Sachs & Co., 85 Broad Street, New York, New York 10004, except for each of Sanjay H. Patel and Simon B. Cresswell, each of whose business address is Peterborough Court, 133 Fleet Street, London EC4A 2BB, England.

All executive officers listed below are United States citizens, except for Sarah E. Smith, who is a citizen of the United Kingdom, and Simon B. Cresswell, who is a citizen of Australia.

Name	Position	Present Principal Occupation

Richard A. Friedman	Managing Director	Managing Director of Goldman, Sachs & Co.

Joseph H. Gleberman	Managing Director	Managing Director of Goldman, Sachs & Co.

Ben I. Adler	Managing Director	Managing Director of Goldman, Sachs & Co.

Henry Cornell	Managing Director	Managing Director of Goldman, Sachs & Co.

Esta E. Stecher	Managing Director	Managing Director of Goldman, Sachs & Co.

Elizabeth C. Fascitelli	Managing Director	Managing Director of Goldman, Sachs & Co.

Sarah E. Smith	Managing Director	Managing Director of Goldman, Sachs & Co.

Katherine B. Enquist	Managing Director	Managing Director of Goldman, Sachs & Co.

John E. Bowman	Managing Director	Managing Director of Goldman, Sachs & Co.

Sanjay H. Patel	Managing Director	Managing Director of Goldman Sachs International

Simon B. Cresswell	Managing Director	Vice President of Goldman Sachs International.

CUSIP No. 74158E104

SCHEDULE II-H

The name and principal occupation of each member of the Principal Investment Area Investment Committee of Goldman, Sachs & Co., which exercises the authority of Goldman, Sachs & Co. in managing GSCP VI Advisors, L.L.C., GS Capital Partners VI Fund, L.P., GSCP VI Offshore Advisors, L.L.C., GS Capital Partners VI Offshore Fund, L.P., GS Advisors VI, L.L.C., GS Capital Partners VI Parallel, L.P., GS Capital Partners VI GmbH & Co. KG, GSCP V Advisors, L.L.C., GS Capital Partners V Fund, L.P., GSCP V Offshore Advisors, L.L.C., GS Capital Partners V Offshore Fund, L.P., GS Advisors V, L.L.C., GS Capital Partners V Institutional, L.P. and GS Capital Partners V GmbH & Co. KG are set forth below.

The business address for each member listed below is c/o Goldman, Sachs & Co., 85 Broad Street, New York, New York 10004, except as follows: The business address of each of Robert R. Gheewalla, Hughes B. Lepic, Martin A. Hintze  and Sanjay H. Patel is Peterborough Court, 133 Fleet Street, London EC4A 2BB, England. The business address of each of Muneer A. Satter and Byron D. Trott is 71 South Wacker Drive, Chicago, IL 60606. The business address of Andrew E. Wolff is Cheung Kong Center, 68th Floor, 2 Queens Road, Central, Hong Kong. The business address of Ankur A. Sahu is Roppongi Hills, Mori Tower, Level 43-48, 10-1, Roppongi 6-chome, Minato-ku, Tokyo, 106-6147, Japan.

All members listed below are United States citizens, except as follows: Martin A. Hintze is a citizen of Germany; Sarah E. Smith is a citizen of the United Kingdom; Hughes B. Lepic is a citizen of France; Adrian M. Jones is a citizen of Ireland; and Ankur A. Sahu is a citizen of India.

Name	Present Principal Occupation

Richard A. Friedman	Managing Director of Goldman, Sachs & Co.

Joseph H. Gleberman	Managing Director of Goldman, Sachs & Co.

Henry Cornell	Managing Director of Goldman, Sachs & Co.

Sanjeev K. Mehra	Managing Director of Goldman, Sachs & Co.

Muneer A. Satter	Managing Director of Goldman, Sachs & Co.

Joe DiSabato	Managing Director of Goldman, Sachs & Co.

Adrian M. Jones	Managing Director of Goldman, Sachs & Co.

Melina E. Higgins	Managing Director of Goldman, Sachs & Co.

Ben I. Adler	Managing Director of Goldman, Sachs & Co.

Elizabeth C. Fascitelli	Managing Director of Goldman, Sachs & Co.

Michael E. Koester	Managing Director of Goldman, Sachs & Co.

Kenneth A. Pontarelli	Managing Director of Goldman, Sachs & Co.

Ankur A. Sahu	Managing Director of Goldman Sachs (Japan) L.L.C.

Andrew E. Wolff	Managing Director of Goldman Sachs (Asia) L.L.C.

Sarah E. Smith	Managing Director of Goldman, Sachs & Co.

Robert R. Gheewalla	Managing Director of Goldman, Sachs International

Hughes B. Lepic	Managing Director of Goldman, Sachs International

Gerald J. Cardinale	Managing Director of Goldman, Sachs & Co.

Sanjay H. Patel	Managing Director of Goldman, Sachs International

Thomas G. Connolly	Managing Director of Goldman, Sachs & Co.

Martin A. Hintze	Managing Director of Goldman, Sachs International

CUSIP No. 74158E104

SCHEDULE II-I

The name and position of each director and executive officer of McJunkin Red Man Holding Corporation is set forth below.

The business address for each director and executive officer listed below is c/o McJunkin Red Man Holding Corporation, 2 Houston Center, 909 Fannin, Suite 3100, Houston, Texas 77010-1011, except as follows: the business address of Craig Ketchum, Stephen W. Lake and Nasser Farshchian is 8023 East 63rd Place, Tulsa, Oklahoma 74133. The business address of Leonard M. Anthony is 1955 Augusta Dr, Center Valley, PA 18034. The business address of Rhys J. Best is 15660 North Dallas Parkway Suite 200 Dallas, Texas 75248-3348. The business address of each of Henry Cornell, John F. Daly and Christopher A. S. Crampton is 85 Broad Street, New York, New York 10004. The business address of Sam B. Rovit is 190, S. LaSalle St., Ste. 3400, Chicago, Illinois 60603. The business address of James F. Underhill and Diana D. Morris is 835 Hillcrest Drive, Charleston, West Virginia 25311.

All directors and executive officers listed below are United States citizens.

Name	Position

Craig Ketchum	Director and Non-Executive Chairman
Leonard M. Anthony	Director
Rhys J. Best	Director
Henry Cornell	Director
Christopher A.S. Crampton	Director
John F. Daly	Director
Harry A. Hornish, Jr.	Director
Sam B. Rovit	Director
H.B. Wehrle III	Director
Andrew Lane	Director, President and Chief Executive Officer
James F. Underhill	Executive Vice President and Chief Financial Officer
Stephen W. Lake	Executive Vice President, General Counsel and Corporate Secretary
Jeff Lang	Executive Vice President – Operations
Rory M. Isaac	Executive Vice President – Business Development
Gary A. Ittner	Executive Vice President – Supply Chain Management
Diana D. Morris	Senior Vice President – Human Resources
Nasser Farshchian	Senior Vice President and Chief Information Officer

CUSIP No. 74158E104

SCHEDULE III

On July 1, 2004, Goldman,  Sachs & Co. ("Goldman Sachs") and the Securities and Exchange Commission (the "SEC") settled administrative  proceedings relating to  communications from Goldman  Sachs sales  traders on its Asian Shares Sales Desk to certain institutional customers and news media concerning  four international public securities offerings during the period between October 1999 and March  2000.  The SEC alleged (i) that  certain of these communications by Goldman Sachs employees were made after the registration  statements  pertaining to those  offerings  were filed,  but not yet declared  effective by the SEC, in violation of Section 5(b) of the Securities  Act and (ii) that certain  comments to the  news  media  by  Goldman  Sachs  with  respect  to one of the  offerings constituted  an offer to sell  securities  in  violation  of Section 5(c) of the Securities  Act. The SEC also alleged  that Goldman  Sachs failed to  adequately supervise  the  Asian  Shares  Sales  Desk  traders,   as  required  by  Section 15(b)(4)(E)  of the Exchange  Act.  Under the Offer of  Settlement  submitted by Goldman  Sachs and accepted by the SEC,  without  admitting or denying the SEC's allegations,  Goldman Sachs consented to the entry of an Order that, among other things,  directed  Goldman Sachs to cease and desist from  committing or causing any  violations of Sections 5(b) and 5(c) of the  Securities  Act.,  and ordered Goldman Sachs to pay a civil monetary penalty of $2 million.

On January 24, 2005, the SEC filed an action in the U.S. District Court for the Southern  District of New York alleging that Goldman Sachs violated Rule 101 of  Regulation M under the Exchange Act by attempting to induce, or inducing certain investors to make, aftermarket purchases of certain initial public offerings underwritten by Goldman Sachs during  2000.  On February 4, 2005, without admitting or denying the allegations of the complaint, a final judgment was entered against Goldman Sachs, with the consent of Goldman  Sachs, under which Goldman Sachs was permanently restrained and enjoined from violating Rule 101 of Regulation M and required to pay a $40 million civil penalty, which was paid on March 31, 2005.

In May 2006,  the SEC  alleged  that  fourteen  investment  banking  firms, including  Goldman  Sachs,  violated  Section  17(a)(2) of the Securities Act of 1933, by engaging in one or more practices  relating to auctions of auction rate securities during the period  from  January 1, 2003  through  June 30,  2004 as described in the  cease-and-desist  order entered by the SEC.  Goldman Sachs has agreed to provide certain  disclosures  about its material auction practices and procedures  to  auction  participants  and to  certify  to the  SEC  that it has implemented  certain  procedures  relating to the auction process.  As part of a multi-firm settlement,  Goldman Sachs submitted an Offer of Settlement which was accepted  by the  SEC  on  May  31,  2006.  Without  admitting  or  denying  the allegations, Goldman Sachs consented to a censure and cease-and-desist order and payment of $1,500,000 civil money penalty.

CUSIP No. 74158E104

SCHEDULE IV

E. Gaines Wehrle
Michael Herscher Wehrle
Katherine Schilling Wehrle
H. B. Wehrle, III
Helen Lynne Wehrle - Zande
Stephen D. Wehrle
Elizabeth M. Wehrle
H.P. McJunkin, Jr. & T.N. McJunkin Sub TR U/W Howard McJunkin DECD
M. Chilton Wehrle Mueller
Chilton Mueller 2006 Annuity Trust I
H. B. Wehrle, Jr.
Anne McJunkin Briber, Frank E. Briber, Jr. and Frank E. Briber, III, as Trustees of the Anne McJunkin Briber 1989 Trust
David G. Huffman, Jr. Trustee of the Huffman Family Trust Dated 6/21/95
Elizabeth H. and H. B. Wehrle Foundation
Rebecca Huffman Ruegger
Jerry McJunkin Huffman
Mary S. Huffman
Anne Schilling Briber
Anne Brittain Taylor DDS
Frank E. Briber, Jr., Anne McJunkin Briber and Frank E. Briber, III, as Trustees of the Frank E. Briber, Jr. 1989 Trust
Dr. James Enoch McJunkin
Mary H. & James E. McJunkin Charitable Remainder Unitrust
Dr. Brittain McJunkin
Michael H. Wehrle Trustee for Philip Noyes Wehrle
Martha G. Wehrle
Thomas N. McJunkin
Callen J. and Thomas N. McJunkin Charitable Remainder Unitrust
Philip T. Ruegger, III
Sarah Morgan Ruegger
Allison Ferris Tomlinson
Philip T. Ruegger, III Custodian for Michael Gibson Ruegger
Philip T. Ruegger, III Custodian for Philip Brittain Ruegger
Elizabeth M. Wehrle Trustee Colin Andrew Miller U/A DTD 10-1-87
Henry B. Wehrle, Jr., Trustee for Zelda Donhowe
Elizabeth M. Wehrle Trustee Elizabeth Lynne Miller U/A 9-1-89
Stephen D. Wehrle Trustee for Michael T S Wehrle
Stephen D. Wehrle Trustee for Lyndsay E. Wehrle
Anne Lee Huffman
David Andrew Huffman
Dr. A. B. Taylor Custodian for Jessica Lee Taylor
Dr. A. B. Taylor Custodian for Ashley Schilling Taylor
Dr. Anne B. Taylor Custodian for Laura Reynolds Taylor
Lynne Wehrle-Zande Trustee Anthony Louis Zande, II U/A DTD 12-20-85
Lynne Wehrle-Zande Trustee Alexander Zande U/A DTD 5-1-87
Katherine Han Needles McJunkin
Jill P. McJunkin
Robert W. Moffatt
Ryan Philip McJunkin
Carter Brittain McJunkin
Jonathan Lee McJunkin
Rebecca F. Briber
Brittain M. Briber
Frank Edward Briber, III
T. D. Kauffelt
Jennifer Callen McJunkin
Allison Hill McJunkin
Oliver M. Roberts Estate
Karen Dunn Huffman
Russell L. Isaacs
Okey W. Moffatt, Jr.
Peter L. Kend, as Trustee of The Samuel Russell Kend Fund
Peter L. Kend, as Trustee of The Sydney Elizabeth Kend Fund
Sharon M. Wehrle
John Arthur Donhowe
Lavone Ebersole
Sara Donhowe Cooper
J. A. Comer
Cecilia H. Wehrle
Laura Stone Wehrle
Anthony L. Zande
Matthew B. Miller
Margaret H. Hitchman & Wm Hitchman Trustees for UAD 100991 FBO MH Hitchman
Norbin W. Kirk
H. R. Hill & Carolyn S. Hill
Lewis C. & Betty J. Lyle
F. T. Graff, Jr.
Judith Hamrick McJunkin
Sandra G. Graff
Mary Lou Patrick McJunkin
Harry I. Mallory
H. Douglas Preble and Mrs. Betty Jean Preble
Sadie V. Melton
Patricia S. Casdorph
Callen Jones McJunkin
Jameson McJunkin
Kasey Craig McJunkin
Carroll W. Thompson, Trustee of the Carroll W. Thompson Revocable Living Trust U/A dated September 21, 2005
Mary Lou Thompson, Trustee of the Mary Lou Thompson Revocable Living Trust U/A dated September 21, 2005
E. K. Ware, II
J. W. Sampson
Juanita B. Chancey
Betty M. Nichols
Oleta Irene Milam